Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change

January 5, 2018 and January 19, 2018

Item 3	News Release

January 29, 2018 disseminated through Newsfile Corp. and SEDAR filed .

Item 4	Summary of Material Change

On January 29, 2018 the Company announced its intention to:

(a)

complete a change of business (“Change of Business”), subject to receipt of acceptance from a majority of its shareholders, spearheading into the USA cannabis industry and focusing on revenue-producing operations;

(b)	make application to list its common shares on the Canadian Securities Exchange (“CSE ”) and delist from the NEX board of the TSX Venture Exchange (“TSX -V”); and

(c)	complete a non-brokered private placement for gross proceeds of a minimum of Cdn$7,425,000 and up to Cdn$40,000,000 (the “Financing”).

In addition, the Company announced that it had entered into two definitive agreements (the “Definitive Agreements”) to acquire substantial cannabis cultivation and distribution operations in Oregon and Maine (the “Acquisitions”).

The funds to be raised by the Company pursuant to the Financing will be by way of secured convertible debentures (the “Debentures”), maturing 24 months after closing of the Financing (the “Maturity Date”). From and after the date of issue until the Maturity Date, the Debentures will be convertible into common shares (the “Conversion Shares”) at the option of the holder at a conversion price of $1.00 per shares (the “Conversion Price”). However, upon completion of the Acquisitions, Change of Business, Financing and listing on the CSE, and subject to receipt of any required regulatory and shareholder approvals, at any time on or after closing of all of those transactions the Company may elect to force conversion of the then outstanding principal amount of Debentures into Conversion Shares.

2

In connection with the Financing, subject to any required regulatory approval the Company intends to pay each subscriber that participates in the Financing a loan bonus by issuing to each subscriber that number of shares as is equal to 10% of the total number of shares issuable to each subscriber upon conversion of the Debentures purchased under the Financing by such subscriber (the “Bonus Shares”), to be issued at a deemed value of $1.00 per Bonus Share.

The Definitive Agreements are summarized as follows:

Oregon Property Agreement

On January 19, 2018, the Company signed a Definitive Agreement to acquire (under a put/call option lease agreement) a 100% interest in Proudest Monkey Holdings, LLC (which is the business holding company), and a 100% interest in Covered Marina LLC (which is the property holding company) (the “Eco Firma Farms Oregon” or “Oregon Operations”). Initially the company will occupy the land and premises under a lease with an option to buy.

In consideration therefor, the Company agreed to issue convertible notes entitling the current owners to receive up to 4.3 million shares of the Company at a deemed value of Cdn$1.00 per converted share. The note as to 2.3 million shares has no cash value and bears no interest. The note as to 2 million shares has a cash redemption value of US$2 million and bears interest at 4% per cent per annum.

In addition to the above notes the Company has entered into a lease agreement entitling the Company to acquire full legal interest in the Oregon property, structures and leasehold improvements for US$4 million. The vendors have the option to receive 4 million shares in lieu of the cash at the time of the purchase of the Oregon property.

In total, the vendors of the Oregon business and the real property collectively can receive a total of up to 8.3 million shares of the Company in the event they convert all their notes and elect to receive all shares in exchange for the real property and improvements.

In addition to the 8.3 million shares described above, the vendors in Oregon can also earn shares for producing EBIDTA earnings over a five-year period. Up to 10 million shares can be earned in total over the five-year term with a maximum of 2 million shares earned per year. One share shall be issued for each US$5.00 of EBIDTA generated so long as the wholesale price of cannabis remains above US$1,750.00 per pound equivalent. In the event the average wholesale selling price of cannabis received by the business is between US$1,500 and US$1,7499 per pound equivalent then one share shall be earned for each US$3.75 of EBIDTA. If the average wholesale selling price of cannabis received by the business is between US$1,400 and US$1,499.99 per pound equivalent then one share shall be earned for each US$2.50 of EBIDTA. In the even the whole sale price of cannabis received by the business falls below US$1,400 per pound equivalent then an additional year will be added to the earn out term.

3

Maine Property Agreement

On January 5, 2018, the Company signed a Definitive Agreement to acquire a 100% interest in North American Health Group, LLC and New England Manufactured and Supply, LLC, and a 100% interest in the real estate assets through a put/call option agreement to acquire a 100% interest in Blue Water Marina LLC (the “Eco Firma Farms Maine” or “Maine Operations”). In consideration therefor, the Company has agreed to issue convertible notes entitling the current owners to receive up to 8.3 million shares of the Company at a deemed value of Cdn$1.00 per converted share. The note as to 6.3 million shares has no cash value and bears no interest. The note as to 2 million shares has a cash redemption value of US$2 million and bears interest at 4% per cent per annum.

In addition to the above notes the Company has entered into a lease agreement entitling the Company to acquire full legal interest in the Maine property, structures and leasehold improvements for US$2 million. The vendor owners of Blue Water Marina LLC have the option to receive 2 million shares in lieu of the cash at the time of the purchase of the property.

In total the vendors of the Maine business and the real property collectively can receive a total of up to 10.3 million shares of the Company in the event they convert all their notes and elect to receive all shares in exchange for the real property and improvements.

In addition to the 10.3 million consideration shares described above, the vendors in Maine can also earn shares for producing EBIDTA earnings over a seven-year period. Up to 8 million shares can be earned in total over the seven-year term with a maximum of 2 million shares earned per year. One share shall be issued for each US$5.00 of EBIDTA generated so long as the wholesale price of cannabis remains above US$1,750 per pound equivalent. In the event the average wholesale selling price of cannabis received by the business is between US$1,500 and US$1,7499 per pound equivalent then one share shall be earned for each US$3.75 of EBIDTA. If the average wholesale selling price of cannabis received by the business is between US$1,400 and US$1,499.99 per pound equivalent then one share shall be earned for each US $2.50 of EBIDTA. In the even the whole sale price of cannabis received by the business falls below US$1,400 per pound equivalent then an additional year will be added to the earn out term.

Item 5.1	Full Description of Material Change

See attached News Release dated January 29, 2018 for full particulars.

4

Item 5.2	Disclosure for Restructuring Transactions:

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Robert Cheney, CEO
Phone: (604) 336-8613

Item 9	Date of Report

DATED this 29th day of January, 2018.

Per:	Signed: “Robert Cheney”
Robert Cheney, Chief Executive Officer

Investments Inc.

January 29, 2018	“Weed Done Right”	TSX-V: CXXI.H

NOT FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

C21 Announces Proposed Change of Business, Convertible Debenture Financing and Intention to List Securities on the CSE

Vancouver, B.C. - C21 Investments Inc. (“C21” or the “Company”) is pleased to announce that it intends to complete a change of business (“Change of Business”), subject to receipt of acceptance from a majority of its shareholders, spearheading into the USA cannabis industry and focusing on revenue-producing operations. C21 further intends to apply to list its common shares on the Canadian Securities Exchange (“CSE”), and delist from the NEX board of the TSX Venture Exchange (“TSX-V”).

Change of Business Overview and Convertible Debenture Financing

To maximize shareholder value, C21’s management and its Board of Directors (the “BOD”) made the strategic decision to enter into two definitive agreements (the “Definitive Agreements”) to acquire substantial cannabis cultivation and distribution operations in Oregon and Maine (the “Acquisitions”).

In conjunction with the Acquisitions (which are more particularly described below), the Company intends to complete a non-brokered private placement for gross proceeds of a minimum of Cdn$7,425,000 and up to Cdn$40,000,000 (the “Financing”).

These funds will be raised by the Company issuing an aggregate principal amount of up to Cdn$40,000,000 of secured convertible debentures (the “Debentures”), maturing 24 months after closing of the Financing (the “Maturity Date”). From and after the date of issue until the Maturity Date, the Debentures will be convertible into common shares (the “Conversion Shares”) at the option of the holder at a conversion price of $1.00 per shares (the “Conversion Price”).

However, upon completion of the Acquisitions, Change of Business, Financing and listing on the CSE, and subject to receipt of any required regulatory and shareholder approvals, at any time on or after closing the Company may elect to force conversion of the then outstanding principal amount of Debentures into Conversion Shares.

Interest on the Debentures shall be calculated semi-annually in arrears, at an annual rate of interest of 8% per annum.

The Debentures will be secured by a security interest on all present and after acquired property and assets of the Company in favour of a trustee on behalf of the holders of the Debentures.

The proceeds from the Financing will be used towards expenses required with respect to the Acquisitions and for general working capital.

In connection with the Financing, finders’ fees equal to up to 5.0% of proceeds raised may be paid in cash, in addition to such other fee(s) as may be agreed to by the Company and approved by the applicable stock exchange.

Subject to any required regulatory approvals, the Company intends to pay each subscriber that participates in the Financing a loan bonus by issuing to each subscriber that number of shares as is equal to 10% of the total number of shares issuable to each subscriber upon conversion of the Debentures purchased under the Financing by such subscriber (the “Bonus Shares”), to be issued at a deemed value of $1.00 per Bonus Share.

One Insider (the “Related Party”) has indirectly subscribed for total principal amount of $420,000 from the Financing, and accordingly if and when converted into Shares and Bonus Shares are issued, will increase that Related Party’s pro rata shareholdings in the Company (the “Related Party Transaction”). All of the independent directors of the Company, acting in good faith, have determined that the fair market value of the securities being issued and the consideration paid is reasonable and, with the value of the Related Party Transaction being less than 25% of the Company’s market capitalization, is exempt from the formal valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

With respect to the Financing, under applicable Canadian securities law the securities and underlying securities to be issued will be subject to a hold period of four months and a day from the date of issuance of the securities, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

Intention to De-List from TSX-V and Seek Listing on the CSE

In connection with the Acquisitions and subject to consent of a majority of shareholders of the Company, the Company will apply to list its common shares on the CSE, which application is subject to the Company meeting the CSE’s listing requirements. There is no assurance that the CSE will provide conditional or final approval of the Company’s application to list its common shares on the CSE. The Company will concurrently apply to delist its common shares from the TSX-V, subject to TSX-V acceptance.

Following closing of the Acquisitions and closing of the maximum Financing and conversion of the Debentures by the issuance of a maximum of 40,000,000 Conversion Shares, as well as the issuance of a maximum of 4,000,000 Bonus Shares, it is anticipated that the Company will have 50,000,000 common shares issued and outstanding, excluding any shares that may be issued on exercise of stock options entitling optionees to purchase up to 505,000 common shares that are currently outstanding. The Company has no share purchase warrants outstanding at the present time.

Further details regarding the Change of Business will be outlined in the disclosure document to be submitted by the Company to the CSE and filed on SEDAR. The Change of Business and CSE listing is contingent on receipt of shareholder consent. The Company is confident it will secure consent from a majority of its shareholders in this regard.

As at the time of the Acquisitions the Company’s management and BOD, are comprised of the following:

Robert Cheney, President, Chief Executive Officer and Director, has over 35 years within the business industry, and who obtained his law degree from UBC and BA from Simon Fraser University. Mr. Cheney has extensive experience as an entrepreneur forming and leading new ventures globally. Through his career, Mr. Cheney acted for several prominent emerging companies in mining, technology and films, as well as global investment firms, such as Charterhouse. Since the 1980’s Mr. Cheney has been focussed in the business industry as an investor and venture capitalist.

Christopher Cherry, Chief Financial Officer and Director, has over 14 years of corporate accounting and audit experience. Mr. Cherry has extensive corporate experience and has held senior-level positions for several public mining companies, including director, CFO and secretary. Mr. Cherry has been a chartered accountant since February 2009, and a certified general accountant since 2004. In his former experience as an auditor, he held positions with KPMG and Davidson and Co. LLP in Vancouver, where he gained experience as an auditor for junior public companies and as an initial public offering specialist.

Leonard Werden, Director, is an experienced horticultural cultivation expert with over 35 years of experience in British Columbia and internationally. Mr. Werden advises on grow practices, facilities construction and design, lighting systems selection and installation, irrigation systems and practices, temperature and humidity control and genetic strain selection. Mr. Werden has developed and supervised large-scale grow operations with state of the art technology. Mr. Werden has an intimate understanding of indoor and outdoor grow practices.

Keturah Nathe, Director, has over 11 years’ experience with various public and private companies in industries involving mineral exploration and development, oil and gas, technology and agriculture. Ms. Nathe currently is acting as Vice President of Corporate Development for Simco Services Inc., and Iconic Minerals Ltd.

In accordance to the Definitive Agreements, the Vendors have the option to appoint an person of their choosing to sit on the BOD.

The Acquisitions and funding, represent the first stage of C21’s investment strategy to acquire several, established, revenue-producing, cannabis operations, with proven management teams, who have the ability to expand and support such operations with the new investment capital. The near-term Company target, is to establish vertically integrated business operations, with high quality cultivation, processing, branding, and wide retail dispensary distribution.

Oregon Acquisition Terms

On January 19, 2018, C21 signed a Definitive Agreement for the Acquisition of Proudest Monkey Holdings, LLC, (the “Eco Firma Farms Oregon” or “Oregon Operations”). For the Acquisition of the Oregon Operations, C21 will issue convertible notes entitling the current owners to receive up to 4.3 million shares of the Company at a deemed value of CDN$1.00 per Converted Share. The note as to 2.3 million shares has no cash value and bears no interest. The note as to 2 million shares has a cash redemption value of US$2 million and bears interest at 4% per cent per annum.

In addition to the above notes the Company has entered into a lease agreement entitling C21 to acquire full legal interest in the property, structures and leasehold improvements for US$4 million. The Vendors have the option to receive 4 million shares in lieu of the cash at the time of the purchase of the property.

Accordingly, in total the vendors of the business and the real property collectively can receive a total of up to 8.3 million shares of the company in the event they convert all their notes and elect to receive all shares in exchange for the real property and improvements.

In addition to the 8.3 million consideration shares described above the vendors in Oregon can also earn shares for producing EBIDTA earnings over a five-year period. Up to 10 million shares can be earned in total over the five-year term with a maximum of 2 million shares earned per year. One share shall be issued for each US$5.00 of EBIDTA generated so long as the wholesale price of cannabis remains above US$1,750.00 per pound equivalent. In the event the average wholesale selling price of cannabis received by the business is between US$1,500.00 and US$1,7499.00 per pound equivalent then one share shall be earned for each US$3.75 of EBIDTA. If the average wholesale selling price of cannabis received by the business is between US$1,400 and US$1,499.99 per pound equivalent then one share shall be earned for each US $2.50 of EBIDTA. In the even the whole sale price of cannabis received by the business falls below $1,400 per pound equivalent then an additional year will be added to the earn out term.

In order to mitigate grow risk and ensure higher wholesale prices C21 plans to open and manage its own retail dispensary outlets in Oregon.

The conditions to closing the Acquisition of Eco Firma Farms (Oregon), C21 must receive approval to list on the CSE.

Maine Acquisition Terms

On January 5, 2018, C21 signed a Definitive Agreement for the Acquisition of North American Health Group, LLC and New England Manufactured and Supply, LLC (the “Eco Firma Farms Maine” or “Maine Operations”). For the Acquisition of the Maine Operations, C21 will issue convertible notes entitling the current owners, to receive up to 8.3 million shares of the Company at a deemed value of CDN$1.00 per converted share. The note as to 6.3 million shares has no cash value and bears no interest. The note as to 2 million shares has a cash redemption value of US$2 million and bears interest at 4% per cent per annum.

In addition to the above notes the company has entered into a lease agreement entitling C21 to acquire full legal interest in the property, structures and leasehold improvements for US$2 million. The vendor owners of Blue Water Marina LLC have the option to receive 2 million shares in lieu of the cash at the time of the purchase of the property.

Accordingly, in total the vendors of the business and the real property collectively can receive a total of up to 10.3 million shares of the company in the event they convert all their notes and elect to receive all shares in exchange for the real property and improvements.

In addition to the 10.3 million consideration shares described above the vendors in Maine can also earn shares for producing EBIDTA earnings over a seven-year period. Up to 8 million shares can be earned in total over the seven-year term with a maximum of 2 million shares earned per year. One share shall be issued for each US$5.00 of EBIDTA generated so long as the wholesale price of cannabis remains above US$1,750.00 per pound equivalent. In the event the average wholesale selling price of cannabis received by the business is between US$1,500.00 and US$1,7499.00 per pound equivalent then one share shall be earned for each US$3.75 of EBIDTA. If the average wholesale selling price of cannabis received by the business is between US$1,400 and US$1,499.99 per pound equivalent then one share shall be earned for each US $2.50 of EBIDTA. In the even the whole sale price of cannabis received by the business falls below $1,400 per pound equivalent then an additional year will be added to the earn out term.

In order to mitigate grow risk and ensure higher wholesale prices C21 plans to open and manage its own retail dispensary outlets in Maine.

The conditions to closing the Acquisition of Eco Firma Farms (Oregon), C21 must receive approval to list on the CSE.

About Oregon Operations

The Company’s impending acquisition of Eco Firma Farms Oregon, involves an approximately 20-acre cultivation site with a building structure providing approximately 26,000 square feet of available indoor grow, processing and office space. The Company is acquiring a 100% interest in the business holding company, Proudest Monkey Holdings LLC, and a 100% interest the property holding company, Covered Marina LLC, under a put/call option lease agreement. Details of the transaction are set out below. Initially the company will occupy the land and premises under a lease with an option to buy.

To date several commercial indoor crop cycles have been successfully completed. The Oregon facility is currently producing cannabis at a rate of approximately 2,400 pounds per annum. Oregon’s cultivation team is led by experienced cannabis cultivators with combined experience of over 20 years in the industry. The Company intends to double Oregon’s indoor production capacity within nine months from the closing of the Acquisitions. Additional out door grow operations including greenhouses and processing will also be included in the 2018 expansion program. This increased capacity will allow for the production of cannabis oil and the processing of branded bakery and edible products. The 2019 production is targeted to be 5,000 to 6,000 pounds of high quality indoor flower. C21 is allocating US$5 million of new investment towards expanding grow and processing operations as well as greater distribution bandwidth within the next twelve months in Oregon. The Oregon facilities are fully licenced for cannabis cultivation under Oregon state law. Jesse Peters the President of Eco Firma Farms commented on the merger: “We are excited to see what the future holds as we expand the footprint of Oregon cannabis here and abroad with the backing of new investment capital from C21.”

About Maine Operations

The impending acquisition of Eco Firma Farms Maine, is located on an approximately 80-acre site with approximately 125,000 square feet of available indoor grow and processing operations. The acquisition is being effected through the acquisition of a 100% interest in North American Health Group LLC and of a 100% interest in the real estate assets through a put/call option agreement to acquire 100% of Blue Water Marina LLC.

C21’s planned expansion in Maine includes additional outdoor cultivation to be built on site with 13 acres currently securely fenced to comply with state regulations. Greenhouses will also be constructed as well as expansion of processing operations. A State of Maine permit has been granted for a 4,500-square foot processing lab to be constructed. Commercial production from indoor operations of cannabis flower is targeted at 4,000 pounds for 2018 and 6,000 pounds for 2019 following the phase 2 expansion. Establishing outdoor cultivation, greenhouse cultivation, oil production, processing operations, and branded products, offers C21 significant revenue diversification and upside revenue potential for the Maine operations. The Company is also considering producing CBD’s with hemp cultivation in Maine to fully utilize the additional outdoor acreage. Kevin Dean, the President of North American Health Group and New England Manufacturing and supply said: “We are excited about the sale of our companies to C21. Joining forces will allow us to pursue our aggressive growth plans with a well-capitalized company and great management team”.

The Industry

The cannabis industry in the United States is a new and exciting industry with projected rapid expansion. The majority of the states within in the USA, now have some form of state sponsored cannabis legalization and the general regulatory trend is moving towards further legalization. The projected revenues for the USA cannabis industry are estimated at US$5+ Billion for 2018 and could rise to $17+ Billion by 2021, according to the Marijuana Business Factbook. The tax revenues generated by the industry and the new high-skilled jobs created have been integral to economic growth for several US states. It is estimated approximately 280,000 new jobs relating to cannabis could be created in the US by 2020.

“Near term growth prospects for the industry are very strong with double-digit market growth projected for the next few years. C21 has a strategy to participate in this exciting growth through timely acquisitions of established cannabis businesses with top-line revenue growth potential and EBIDTA.” said Cheney, C21’s President and CEO.

C21’s acquisition strategy focuses on jurisdictions where cannabis cultivation, processing and distribution are legal under local state and municipal law. The cannabis operations being acquired by C21 undertake rigorous internal compliance standards in order to remain fully legally compliant with all state and local laws and regulations.

Canadian Companies with U.S. Marijuana-Related Assets

On October 16, 2017, the Canadian Securities Administrators published Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for reporting issuers in Canada that currently have, or are in the process of developing, marijuana-related activities in the United States as permitted within a particular state’s regulatory framework. All reporting issuers with U.S. marijuana-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other applicable disclosure documents in order to fairly present all material facts, risks and uncertainties about issuers with U.S. marijuana-related activities.

Upon completion of the Acquisitions, the Company will have direct involvement in cultivation or distribution of cannabis in the United States as it will own the business and operations of at least two licensed producers of cannabis.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), in the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the United States Controlled Substances Act (the “CSA”) and as such, violates federal law in the United States.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

However, on January 4, 2018, Jefferson Sessions, the United States Attorney General issued a memo to all United States district attorneys rescinded the Cole Memorandum in its entirety (the “Session Memo”). The Session Memo provided that in deciding which marijuana activities to prosecute under United States federal laws, prosecutors should follow the well-established principles that govern all federal prosecutions; including requiring prosecutors to decide which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community. Since the release of the Session Memo, the footing for an interpretation on how to treat state legalized cannabis is less clear. The risk of how each state will treat cannabis will be based on the district attorneys for the applicable state. Even if a state in which the Company operates or holds assets permits cannabis cultivation, the United States district attorney can decide that such cultivation or sales are in contravention of United States federal law and initiate prosecution against the Company.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

As the Company operates in Canada and is listed on Canadian TSX-V, with application to migrate to the CSE, it will be able to access the Canadian capital markets on a public and private basis; such capital may be utilized for the ongoing operations of the its United States holdings that operate in the cannabis industry. Although such investments carry a higher degree of risk, and despite the illegal nature of cannabis under United States federal laws, Canadian based issuers involved in making U.S. cannabis based investments have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due their unwillingness to be associated with activities which violate US federal laws.

The Company’s investments in entities involved in the United States cannabis industry will be made: (i) only in those states that have enacted laws legalizing cannabis in an appropriate manner; and (ii) only in those entities that have fully complied with such state (and local) laws and regulations and have the licences, permits or authorizations to properly carry on each element of their business

For further information relating to state legislations within Oregon and Maine, refer to the links below:

State of Oregon:
https://www.oregonlegislature.gov/lpro/summleg/Marijuana%20Regulation%20-%20Final%207-18-17.pdf

State of Maine :
https://legislature.maine.gov/lawlibrary/recreational_marijuana_in_maine/9419

Once the Acquisitions are complete, the Company will implement measures designed to ensure compliance with applicable U.S. state laws on an ongoing basis, including:

  frequent correspondence and updates with legal and regulatory advisors;
  development of standard operating procedures;
  appropriate employee training for all standard operating procedures; and
  subscription to monitoring programs with large banks to monitor and ensure compliance with the United States Treasury guidelines for cannabis-related businesses.

The Company has required representations and warranties for the Acquisitions that the businesses being carried on are conducted in a manner consistent with the U.S. federal enforcement priorities and such entities are in compliance with licensing requirements and applicable state regulatory frameworks.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

Neither the TSX-V, nor the CSE nor their Regulation Services Providers (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release. The TSX-V has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Completion of the Transaction is subject to a number of conditions, including disinterred shareholder approval and the approval of the CSE but not the acceptance of the TSX-V. There can be no assurance that the Transaction will be completed as proposed or at all.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.

This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.